September 27, 2006

Securities and Exchange Commission

Office of Emerging Growth Companies

100 F Street, North East

Washington, D.C. 20549

Attention: Mr. Raj Rajan

Re: PSS World Medical, Inc.

Form 10-K for the fiscal year ended March 31, 2006
Form 10-Q for the quarter ended June 30, 2006
SEC File No. 000-23832

Dear Mr. Rajan,

This letter sets forth in detail the response of PSS World Medical, Inc. (the “Company”) to the staff’s comments indicated in your letter dated August 30, 2006. As our Form 10-Q for the quarter ended September 29, 2006 is required to be filed with the Securities and Exchange Commission by November 8, 2006, we would like to resolve the matters discussed below prior to the filing. We would greatly appreciate a prompt response to this letter.

For your convenience, we have included your comments and questions as originally set forth in your letter in bold lettering.

Form 10-K for the Fiscal Year Ended March 31, 2006

Management’s Discussion and Analysis

Results of Operations, page 37

1.

We note your disclosure on page 43 regarding the other income recorded during the year ended March 31, 2006. Please tell us how the interest in the mutual holding company was accounted for in your financial statements for periods prior to the liquidation. Revise your disclosures as appropriate.

Response:

The Company was a member of a mutual holding company through its interest in various life insurance policies. These policies were surrendered upon liquidation of the mutual holding company and new life insurance policies were purchased from a different carrier. Our interest in the mutual holding company was not recorded in the Company’s financial statements as there was no basis on which to calculate the fair value of the interest and we did not have the ability to collect such amounts except in the event of liquidation. Therefore, it was appropriate to record the effect of the liquidation upon receipt of the proceeds. Management referenced the Emerging Issues Task Force Agenda Committee Report dated January 21, 1999 in determining the proper accounting treatment.

We believe that our current disclosures are sufficient as this was a non-routine transaction and we are no longer members of a mutual holding company.

Note 2 – Summary of significant accounting policies – property and equipment, page F-9

2.

We note that the useful lives of certain assets have been extended by 120 months. Please disclose the reasons for the change and the effect on the financial statements, and provide a detailed explanation of why you believe the change in estimate is appropriate. Refer to paragraph 33 of APB 20 and paragraph 22 of SFAS 154.

Response:

Paragraph 10 of APB 20 states that accounting estimates may change as new events occur, as more experience is acquired, or as additional information is obtained. The useful lives of certain computer hardware and software were extended as a result of the occurrence of the following events or information.

1.

Historically, the Company has used its enterprise software for periods greater than 10 years. For example, the Physician Business used the Alpha Micro platform for approximately 16 years and the Elder Care Business used ProLogic for 13 years.

2.

The Company invested considerable effort in customizing JD Edwards (“JDE”) to fit its business model. In particular, the Company completed the implementation of a $10.0 million advanced warehousing module that operates on the latest version of JDE warehousing and transportation software. In addition, the Company is investing approximately $10.0 million for development of customer service related modules that interface with order entry and warehouse management modules.

3.

The weighted average remaining useful life of the assets on March 23, 2005, which was prior to the change in estimate, was approximately 80 months. Therefore, the revised estimated useful lives were lengthened by approximately 40 months.

4.

Management concluded that the PeopleSoft and Oracle merger in January 2005 was a positive development for the JDE platform and would result in a significant increase in the expected life of this technology. Oracle’s database technology will allow the Company to scale the JDE (PeopleSoft) enterprise system as a result of Oracle’s technical commitments to JDE products, as well as provide us with a positive upgrade path in the future. The Company also requested and obtained confirmation from senior management at Oracle that they are moving forward with JDE and will continue to provide support and product enhancements throughout the useful life established by the Company.

The effect of the change in estimate on the financial statements was disclosed in Critical Accounting Policies included in Management’s Discussion and Analysis. Management will revise the footnote disclosure in the Form 10-K for the fiscal year ended March 30, 2007 as follows to disclose the reasons for the change in estimate and the effect on the financial statements (changes appear as underlined text):

Management reviewed the estimated useful lives of certain computer hardware and software in connection with completing the implementation of the new ERP system. After considering management’s future plans for the new ERP systems, expected enhancements, and the ongoing product support, enhancements, and maintenance commitments from the vendor, the estimated useful lives of certain computer hardware and software with a carrying value of approximately $27,434 were extended 120 months on March 23, 2005 to coincide with the expected service life of the assets. This change in estimate decreased depreciation expense approximately $1,100, net of tax, or approximately $0.02 diluted earnings per share, for the fiscal year ended March 31, 2006. Computer hardware and software that is capitalized subsequent to this change in estimate will continue to be depreciated over a period ranging from 3 to 10 years.

Note 2 – Summary of significant accounting policies – accounts payable, page F-11

3.

We note your disclosure regarding the outstanding checks drawn on zero balance accounts. It appears from your disclosures that you may have increased the cash balances by reinstating outstanding checks with a corresponding increase to accounts payable. If this is the case, please tell us why you believe this treatment is appropriate, including the specific accounting literature on which this conclusion is based.

Response:

Financial Accounting Standards Board Interpretation No. 39: Offsetting of Amounts Related to Certain Contracts (An Interpretation of APB Opinion No. 10 and FASB Statement No. 105) (“FIN 39”) provides authoritative literature on the right of offset. In assessing accounting treatment of outstanding checks under FIN 39, the Company analyzed its cash management structure at the bank account level to identify accounts that meet the right of offset requirement. Under its banking structure, zero balance accounts are linked to corporate concentration accounts and overnight investment accounts, and funds remaining in these linked accounts are available for offset against outstanding checks. Outstanding checks in excess of funds available for offset are considered negative book cash balances and reclassified to accounts payable with disclosure of the amounts in the accounting policies footnote. At the end of fiscal years 2006, 2005, and 2004, there were no bank overdrafts. Accordingly, we have not reinstated outstanding checks with a corresponding increase to accounts payable.

We will amend our disclosures in the Form 10-K for the fiscal year ended March 30, 2007 as follows:

Accounts Payable

Outstanding checks in excess of cash balances available for a legal right of offset are reclassified to accounts payable. Amounts reclassified to accounts payable were approximately $XXXX and $25,600 at March 30, 2007 and March 31, 2006, respectively.

Note 2 – Summary of significant accounting policies – revenue recognition, page F-11

4.

We note that you recognize revenue from arrangements with multiple deliverables. Please tell us approximately what percentage of total revenue is derived from multiple element arrangements. Revise your disclosure as appropriate to state whether separate units of accounting exist, whether objective and reliable evidence of fair value for the undelivered elements exists, and why revenue recognition upon the completion of all obligations is appropriate under EITF 00-21.

Response:

The Company sells certain equipment through its Physician Business which have some of the characteristics of multiple element arrangements, as defined by Staff Accounting Bulletin 101. Sales under these arrangements normally include delivery of the equipment to the customer site, as well as installation and training services primarily provided by the manufacturer subsequent to delivery. Under these arrangements, the equipment price includes the price of installation and training services and a discount is not provided should a customer decline either of these services. Payment is not due until all elements of the arrangement have been completed or services declined.

The Company believes these transactions do not meet the criteria required for recognition as separate units of accounting under EITF 00-21, as the undelivered items are not substantially within the Company’s control, since those services are predominantly provided by the equipment manufacturers. Additionally, the Company believes that revenue recognition upon the completion of all obligations is appropriate since the Company’s customers are not obligated until all elements of the arrangement have been completed and there would be no amount allocable to the delivered product until the other specified performance conditions have been met. The Company recognized revenue of approximately $72.4 million during the fiscal year ended March 31, 2006 on equipments sales with multiple arrangements as described above, which represented approximately 4.5% of total consolidated net sales.

Therefore, management believes that our current disclosures are adequate and appropriate as separate units of accounting do not exist.

Note 2 – Summary of significant accounting policies – shipping and handling costs, page F-13

5.

We note that you have included shipping and handling costs in general and administrative expenses. Tell us how you evaluated the significance of shipping and handling costs for the purpose of determining how such costs are classified in the statement of operations and on their significance in total to gross margin. Refer to EITF 00-10, paragraph 8.

Response:

The Company defines shipping and handling costs as those costs incurred to physically move the product to the buyer’s location, as well as those costs incurred to store, move, and prepare products for shipment. As required by EITF 00-10, shipping and handling costs were evaluated for significance by comparing them to the affected line items and in total to gross margin. Additionally, as part of the Company’s review, management considered the presentation of these costs compared to the presentation utilized by its industry competitors. It is the Company’s view that the presentation of shipping and handling costs as a component of general and administrative expenses is appropriate, as we consider these expenses variable period costs related directly to the sale of the merchandise to our customers, rather than components of inventory and cost of sales. Additionally, this presentation is consistent with a majority of the reporting within our industry, facilitating comparability of financial information across the industry. Where not consistent among industry peers, management believes the reader is able to calculate the impact of shipping and handling charges on gross margin through the Company’s current disclosures. The Company disclosed the amount and location of shipping and handling costs, which represented approximately 30% of general and administrative expenses during the fiscal year ended March 31, 2006, in the footnotes to the financial statements, as required by EITF 00-10.

Note 3 – Purchase business combinations, page F-17

6.

We note your acquisitions of SAS and CSSI during the year ended March 31, 2006 and other acquisitions during fiscal years 2005 and 2004. Please tell us how you determined that no pro forma disclosures under paragraphs 55-56 of SFAS 141 were required. Provide all supporting calculations. We may have additional comments after reviewing your response.

Response:

Management concluded that no pro forma disclosures under paragraphs 55-56 of SFAS 141 were required as the acquisitions completed during fiscal years 2006, 2005, and 2004 were not material or significant, individually or in the aggregate, as defined by Regulation S-X, Rule 3-05. Refer to Attachment I for the supporting calculations.

Note 5 – Notes Receivable, page F-21

7.

We note your disclosures regarding the loans to your former Chairman and Chief Executive Officer. With respect to Loan 1, please tell us (i) the reasons why no allowance was recorded prior to 2003, (ii) how you determined that a full valuation allowance was required during 2003, as opposed to any earlier period, and (iii) how you determined that the entire valuation allowance should be reversed in 2006. In addition, please tell us whether you continued to record interest income on Loan 1 after the full valuation allowance was recorded, and if so, why. Revise your disclosures as appropriate. We may have additional comments after reviewing your responses.

Response to (i):

For the periods from March 2001 through September 2002, the Company concluded a valuation allowance was not necessary because (i) likelihood of default on interim interest payments was judged to be remote based on the amended and restated interest payment schedule, (ii) the primary residence of the former Chairman and Chief Executive Officer was on the market for approximately $5.0 million, and (iii) substantial severance payments to the former Chairman and Chief Executive Officer were payable through December 2002.

Response to (ii):

As part of the quarterly evaluation of the loans due from the former Chairman and Chief Executive Officer, management became aware of new facts and circumstances. During the quarter ended September 27, 2002, the Company’s compensation committee chairman notified management that he recently had conversations with the Company’s former Chairman and Chief Executive Officer. During the conversations, the former Chairman and Chief Executive Officer expressed concern over his current financial condition and his need to re-structure his non-compete agreement. The former Chairman and Chief Executive Officer explained that his home had been on the market for two years with no offers and the funding for two start-up ventures he was involved with had collapsed after the events of September 11. The former Chairman and Chief Executive Officer also discussed his desire for extension of his non-compete agreement in exchange for certain monetary consideration. These issues were formally communicated in a letter to the Company’s compensation committee Chairman on October 1, 2002. Based on this information and the fact the loan was unsecured, management, along with the Company’s Board of Directors, concluded that collection of the note was in doubt, and that a valuation allowance for the full amount of the loan was required.

Response (iii):

As part of the quarterly evaluation of the loans due from the former Chairman and Chief Executive Officer, management became aware of the following new facts and circumstances during the quarter ended July 1, 2005 which provided supportable evidence that future cash flows for payments of principal and interest on the notes receivable was probable:

1.	The first interest payment for all past due interest in the amount of $278,000 was received on July 5, 2005 in accordance with the term of the agreement.
2.

The value of the former Chairman and Chief Executive Officer’s holdings in the Company’s stock increased to over $9.5 million during the period from October 2002 (the date in which the reserve against the principal balance was established) to July 1, 2005 (the date in which the reserve against the principal balance was reversed). The price of the Company’s stock increased from $6.97 on October 1, 2002 to $12.33 on July 1, 2005. In addition, the value of “in-the-money” stock options owned by the former Chairman and Chief Executive Officer had increased by approximately $458,000.

3.

The former Chairman and Chief Executive Officer confirmed to management that he was actively purchasing Company stock and that he had purchased 50,000 shares during the last six months for approximately $11.00 per share.

Response (iv):

From October 2002 to July 2005, the Company recorded interest income; however, it was fully reserved in the same period and financial statement line item that it was recorded. Therefore, there was no impact to the statement of operations in these periods. Since the reversal of the reserve for the note in July 2005, interest income has been recorded according to the term of the note, and the Former Chairman and Chief Executive Officer has made prompt payments of interest due.

8.

We note that the nature of the loans outstanding from the former Chairman and Chief Executive Officer appears to be long term. However, you have classified these loans as current assets. Tell us how you determined that the classification of these loans as current assets is appropriate. Please revise or advise.

Response:

The current disclosure in the Form 10-K for the fiscal year ended March 31, 2006 is not clear. Accrued interest that was due May 2006 was classified in prepaid and other current assets at March 31, 2006. The principal amount of the loans and interest that was due in a period greater than one year was classified in other long-term assets at March 31, 2006. The disclosure will be reworded in the Form 10-K for the fiscal year ended March 30, 2007 to reflect the amounts recorded in current assets and long-term assets.

Note 10 – Debt, page F-24

9.

We note that the contingent interest feature included in your convertible notes appears to represent an embedded derivative under SFAS 133. Tell us how you analyzed the applicability of SFAS 133 to this instrument and evaluated its impact on your financial statements.

Response:

At the time of offering, the Company requested its investment advisor (“Advisor”) to assist management in analyzing the contingent interest feature of the convertible notes (“Notes”). Management has concluded that the contingent interest feature is a derivative under SFAS 133, however, based on advice from the Advisor, the Company determined that this feature had little to no value as of the date of issuance (March 8, 2004) and continues to have little or no value. In analyzing this position the Company considered the following: (i) the contingent interest feature is not applicable during the initial five years of the Notes and (ii) significant uncertainty exists as to what actions either the Company or an investor will take in retiring or converting the Notes, which would effectively extinguish the contingent conversion feature. At this time, neither the Company nor its Advisor believes that the contingent conversion feature has meaningful value to investors. Accordingly, the Company has not recorded a mark–to–market adjustment for this derivative in its financial statements as the amount is deemed to be immaterial.

Form 10-Q for the Fiscal Quarter Ended June 30, 2006

Item 4. Controls and procedures, page 29

10.

We note your disclosure that “your Principal Executive Officer and Principal Financial Officer concluded that the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.” Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e) and revise your disclosure accordingly.

Response:

Our process includes procedures which provide the Chief Executive Officer and Chief Financial Officer with information in a manner that allows for timely decision-making. It was our understanding that our disclosure met the objectives of Exchange Act Rule 13a-15(e); however, the disclosure in the Form 10-Q for the quarter ended September 29, 2006 will be revised as follows (changes appear as underlined text):

Evaluation of disclosure controls and procedures

The Company’s management, with the participation of the Company’s Principal Executive Officer and Principal Financial Officer, has evaluated the effectiveness of the Company‘s disclosure controls and procedures (as defined in Exchange Act Rule 240.13a-15(e) and 240.15d-15(e)) as of the end of the period covered by this report (the “Evaluation Date”). Based on the evaluation, the Principal Executive Officer and the Principal Financial Officer concluded that, as of the evaluation date, the Company’s disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934, as amended, (“the Exchange Act”) and are effective in ensuring that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act, is accumulated and communicated to the Company’s management, including the Company’s Principal Executive Officer and Principal Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing or comments on our proposed revisions to the disclosures, please do not hesitate to contact the undersigned at (904) 332-4172 or Kevin English at (904) 332-3364.

Very truly yours,

David M. Bronson

Executive Vice President and Chief Financial Officer

PSS World Medical, Inc.
Regulation S-X: Rule 3-05
Fiscal Year 2004
Attachment I (page 3 of 3)

	Highpoint		Proclaim

	#	%	#	%	Total

I. Investment Test

Purchase price / total consolidated assets as of the end of the most recently completed fiscal year	14,140,000	3.00%	7,823,000	1.66%	21,963,000	471,863,000	4.65%

II. Asset Test

Total assets acquired / total consolidated assets as of the end of the most recently completed fiscal year	7,117,000	1.51%	1,594,000	0.34%	8,711,000	471,863,000	1.85%

III. Pretax income test

Total pretax income of acquired business / total consolidated pretax income for the most recently completed fiscal year. The average of the total consolidated pretax income for the past five years should be used when the most recent year's pretax income is at least 10% lower than the average pre-tax income for the most recent five years. Loss years must be omitted.	530,544	1.98%	131,029	0.49%	661,573	26,840,750	2.46%

					FY03	14,129
					FY02	17,934
					FY01	-	LOSS
					FY00	17,582
					FY99	57,718
					Total	107,363
					Average	26,841

Requirement:

X < 20% = No financial statements are required

20% - 40% = Financial statements for the most recent fiscal year and for any required interim periods must be presented

40% - 50% = Financial statements for the 2 most recent fiscal years and for any required interim periods must be presented

X > 50% = Balance sheets for the 2 most recent fiscal years and income and cash flow statements for the 3 most recent fiscal years and for any required interim periods must be presented

However, if insignificant businesses aggregate more than 50%, financial statements covering at least the majority of businesses acquired for the most recent fiscal year and any required interim periods must be presented.

PSS World Medical, Inc.
Regulation S-X: Rule 3-05
Fiscal Year 2005
Attachment I (page 2 of 3)

	Acquisition #1
	Skoronski
	#	%	Total

I. Investment Test

Purchase price / total consolidated assets as of the end of the most recently completed fiscal year	26,830,000	4.57%	26,830,000	586,846,000	4.57%

II. Asset Test

Total assets acquired / total consolidated assets as of the end of the most recently completed fiscal year	13,640,000	2.32%	13,640,000	586,846,000	2.32%

III. Pretax income test

Total pretax income of acquired business / total consolidated pretax income for the most recently completed fiscal year. The average of the total consolidated pretax income for the past five years should be used when the most recent year’s pretax income is at least 10% lower than the average pre-tax income for the most recent five years. Loss years must be omitted.	(172,664)	-0.37%	(172,664)	46,300,000	-0.37%

			FY04	46,300
			FY03	14,129
			FY02	17,934
			FY01	-	LOSS
			FY00	17,582
			Total	95,945
			Average	23,986

Requirement:

X < 20% = No financial statements are required

20% - 40% = Financial statements for the most recent fiscal year and for any required interim periods must be presented

40% - 50% = Financial statements for the 2 most recent fiscal years and for any required interim periods must be presented

X > 50% = Balance sheets for the 2 most recent fiscal years and income and cash flow statements for the 3 most recent fiscal years and for any required interim periods must be presented

However, if insignificant businesses aggregate more than 50%, financial statements covering at least the majority of businesses acquired for the most recent fiscal year and any required interim periods must be presented.

PSS World Medical, Inc.
Regulation S-X: Rule 3-05
Fiscal Year 2006
Attachment I (page 1 of 3)

	Acquisition #1		Acquisition #2
	CSS		SAS
	#	%	#	%	Total

I. Investment Test

Purchase price / total consolidated assets as of the end of the most recently completed fiscal year	4,968,000	0.77%	32,243,000	4.99%	37,211,000	646,358,000	5.76%	>10%	64,635,800

II. Asset Test

Total assets acquired / total consolidated assets as of the end of the most recently completed fiscal year	119,000	0.02%	7,275,000	1.13%	7,394,000	646,358,000	1.14%

III. Pretax income test

Total pretax income of acquired business / total consolidated pretax income for the most recently completed fiscal year. The average of the total consolidated pretax income for the past five years should be used when the most recent year's pretax income is at least 10% lower than the average pre-tax income for the most recent five years. Loss years must be omitted.	21,114	0.04%	1,606,575	2.86%	1,627,689	56,154,000	2.90%

					FY05	56,154
					FY04	46,300
					FY03	14,129
					FY02	17,934
					FY01	-	LOSS
					Total	134,517
					Average	33,629

Requirement:

X < 20% = No financial statements are required

20% - 40% = Financial statements for the most recent fiscal year and for any required interim periods must be presented

40% - 50% = Financial statements for the 2 most recent fiscal years and for any required interim periods must be presented

X > 50% = Balance sheets for the 2 most recent fiscal years and income and cash flow statements for the 3 most recent fiscal years and for any required interim periods must be presented

However, if insignificant businesses aggregate more than 50%, financial statements covering at least the majority of businesses acquired for the most recent fiscal year and any required interim periods must be presented.